SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 4)*

Rick’s Cabaret International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

765641303

(CUSIP Number)

Eric S. Langan

10959 Cutten Road

Houston, Texas 77066

Telephone: (303) 884-5112

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 25, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.	765641303

1	NAMES OF REPORTING PERSONS:

Eric S. Langan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	7	SOLE VOTING POWER:

1,302,397 (1)
NUMBER OF
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON
WITH		1,302,397 (1)

	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,302,397

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.98%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) Includes (i) 641,977 shares of common stock held directly by Mr. Langan, (ii) options held directly by him that are presently exercisable into up to 225,000 shares of common stock, and (iii) 435,420 shares of common stock that he beneficially owns indirectly through E. S. Langan, L.P. Mr. Langan is the general partner of E. S. Langan, L.P.

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This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 20, 1998, as amended prior to this Amendment on January 25, 1999, April 7, 1999 and July 20, 2000, (together, with this Amendment this “Schedule 13D”), on behalf of Eric S. Langan, an individual, with respect to the common stock, par value $0.01 per share, of Rick’s Cabaret International, Inc., a Texas corporation. The filing of any amendment to this Schedule 13D (including the filing of this Amendment) shall not be construed to be an admission by Mr. Langan that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

This Schedule 13D is hereby amended and replaced with the following:

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share, of Rick’s Cabaret International, Inc. (the “Issuer”), with its principal executive offices located at 10959 Cutten Road, Houston, Texas 77066.

Item 2. Identity and Background.

(a)-(c) and (f): The name of the person filing this Schedule 13D is Eric S. Langan. Mr. Langan is a United States citizen, and his business address is 10959 Cutten Road, Houston, Texas 77066. Mr. Langan’s principal occupation is serving as President and Chief Executive Officer of the Issuer.

(d)–(e):  During the last five years, Mr. Langan has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3. Source and Amount of Funds or Other Consideration

From time to time, Mr. Langan has purchased shares of the Issuer’s common stock in the open market using personal funds. Additionally the Issuer has granted stock option to Mr. Langan as consideration for serving as an executive officer to the Issuer.

Item 4. Purpose of Transaction.

Mr. Langan acquired his securities of the Issuer for investment purposes. From time to time, he may consider the feasibility and advisability of various alternative courses of action with respect to his investment in the Issuer including, without limitation, (i) to hold the securities as a passive investor or as an active investor (including as a member of a “group” with other beneficial owners of the Issuer’s securities), (ii) to acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise, (iii) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D (including, without limitation, a change in the present composition of the Board of Directors of the Issuer and to fill any then existing vacancies on such Board), (iv) to enter into agreements with potential business combination partners to facilitate a transaction with the Issuer or (v) to change his intention with respect to any or all of the matters referred to above or in Item 4 of Schedule 13D. Mr. Langan’s decisions and actions with respect to such possibilities will depend upon a number of factors, including, without limitation, the actions of the Issuer with respect to the potential acquisitions or business combinations, market activity in the Issuer’s securities, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting Mr. Langan and other factors which Mr. Langan may deem relevant to his investment decisions.

Except as set forth above, Mr. Langan has no plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)           As of the date of this statement, Mr. Langan beneficially owns 1,302,397 shares of common stock, representing 12.98% of the Issuer’s issued and outstanding shares of common stock. This amount includes (i) 641,977 shares of common stock held directly by Mr. Langan, (ii) options held directly by him that are presently exercisable into up to 225,000 shares of common stock, and (iii) 435,420 shares of common stock that he beneficially owns indirectly through E. S. Langan, L.P. Mr. Langan is the general partner of E. S. Langan, L.P. The percentage is based on the 9,807,375 shares of common stock outstanding as of April 30, 2014, as reported by the Issuer in its Form 10-Q filed on May 12, 2014.

(b)           Mr. Langan has sole power to vote or direct the vote of and to dispose or direct the disposition of the 1,302,397 shares of common stock owned by him.

(c)           On April 25, 2014, E.S. Langan, L.P. made a distribution 143,212 shares of common stock of the Issuer to the limited partner of E.S. Langan, L.P. Other than this transaction, Mr. Langan has not effected any transactions in the Issuer’s common stock (or securities convertible or exercisable into the Issuer’s common stock) during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  May 16, 2014

/s/ Eric S. Langan

Eric S. Langan

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